CanAlaska Uranium Ltd – MD&A January 31, 2009 Page 1 of 18

CanAlaska Uranium Ltd.

CVV - TSX.V   CVVUF - OTCBB   DH7 – Frankfurt

Management Discussion and Analysis

For the Third Quarter and Nine Months Ended

January 31, 2009

Dated March 31, 2009

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR. Information is also available at the Company’s website www.canalaska.com. In addition, reference should be made to the risk factors section of the most recently filed Annual Information Form (“AIF”) or the Company’s audited financial statements for the year ended April 30, 2008.  The following information is prepared in accordance with Canadian GAAP and denominated in Canadian dollars, unless otherwise noted. This MD&A should be read in conjunction with the Company’s unaudited financial statements for the three and nine months ended January 31, 2009.

Table of Contents:

1.

OVERVIEW OF THE COMPANY

2

2.

MILESTONES AND PROJECT UPDATES

3

3.

FINANCIAL POSITION

5

4.

EXPENDITURES REVIEW

5

5.

CASHFLOW REVIEW

5

6.

OUTLOOK

5

7.

CRITICAL ACCOUNTING ESTIMATES

5

This MD&A contains forward-looking information. See “Forward-Looking Information” and “Risks and Uncertainties” for a discussion of the risks, uncertainties and assumptions relating to such information.

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CanAlaska Uranium Ltd – MD&A January 31, 2009 Page 2 of 18

1.

OVERVIEW OF THE COMPANY

QUICK OVERVIEW

-

Partnered with Korean Consortium ($7.6m funded of $19m) (section 2.1.1)

-

Partnered with Mitsubishi ($8.3m funded out of $11m) (section 2.2.2)

-

$4.5 million in Winter programs commenced and committed on three projects:

- Cree East (7,000 metres of drilling);

- West McArthur (4,600 metres of drilling); and

- Black Lake (1,350 metres of drilling)

-

MOU with East Resources Inc on NE Wollaston (section 2.1)

-

Cash resources of $8.0m (section 3.1)

-

Over 22 projects covering 1,138,000 hectares in Canada focused on Uranium (section 1.1)

-

Vancouver Head Office and Saskatoon Field Operations Office

1.1

Profile and Strategy

The Company is an exploration stage company engaged in the acquisition and exploration of mineral properties principally in Canada but also with interests in the United States and New Zealand with the aim of advancing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. The Company’s principal focus is exploring for high-grade uranium deposits in the Athabasca Basin area of Saskatchewan.  As of March 30, 2009, the Company had 137,783,650 shares outstanding with a total market capitalization of $17.9 million.  The Company’s shares trade on the TSX Venture Exchange (“CVV”), are quoted on the OTCBB in the United States (“CVVUF”) and the Frankfurt Stock Exchange (“DH7”).

Table 1: Canadian Land Position Summary
Property / Project Name	Notes	Hectares
Alberta		97,000
Arnold		24,000
Black Lake	Option with Black Lake Denesuline	38,000
Camsell		10,000
Carswell		13,000
Cree East	Ventured with Korean Consortium	56,000
Cree West	Ventured with Westcan Uranium	13,000
Fond du Lac	Option with Fond Du Lac Denesuline	36,000
Ford		10,000
Grease River	Ventured with Uranium Prospects	82,000
Helmer		54,000
Hodgson		30,000
Kasmere		233,000
Key	Ventured with Westcan Uranium	6,000
Lake Athabasca		49,000
McTavish		16,000
Misty	Ventured with Great Western Minerals	53,000
Moon		4,000
NE Wollaston	MOU with East Resources Inc.	154,000
Poplar		112,000
Waterbury		12,000
West McArthur	Ventured with Mitsubishi Dev. Pty	36,000
TOTAL	22 Projects	1,138,000

CanAlaska today controls an exploration property portfolio in the Athabasca Basin totaling over 4,000 sq. miles, rivaling the combined land holdings of established uranium producing giants Cameco and AREVA.  The Company has strategic exploration investment relationships with Japan’s Mitsubishi Development Pty (through its West MacArthur property), with a Korean Consortium comprising Hanwha Corp., KORES, KEPCO and SK Energy Co. Ltd. (with its Cree East Project), and recently has entered into a memorandum of understanding for exploration with Chinese-based East Resources Inc. (for its NE Wollaston Project).  CanAlaska also has option arrangements with Westcan Uranium in respect of its Cree West and Key Lake projects, Uranium Prospects (UK) has an option over the Grease River project, and Great Western is earning into the Misty property.

CanAlaska’s strong “end-user” financial backing and capable in-house exploration team assures the Company of both the funding and expertise necessary to deliver on its corporate mission of discovering one or more major uranium deposits.   CanAlaska’s commitment to the Athabasca Basin region has also seen it cementing ties with First Nations communities. The Company has obtained overwhelming approval from the communities of Black Lake and Fond Du Lac to undertake exploration on their reserve lands under the official sanction of Indian and Northern Affairs Canada (“INAC”). In doing so, the Company achieved the distinction of becoming the first company to undertake uranium exploration on First Nations’ reserve territory in Saskatchewan in over twenty-five years.  CanAlaska’s strong record of

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CanAlaska Uranium Ltd – MD&A January 31, 2009 Page 3 of 18

operational safety and environmental compliance was recognized as a key contributing factor during the review process, and marks our Company as a leader in responsible and sound exploration.

Since late 2004, CanAlaska has expended over $50 million on exploration and research towards the advancement of uranium discovery on our twenty-two project areas.  The increasingly attractive fundamentals of the nuclear power industry and the economic superiority of uranium over other energy fuels provide CanAlaska with the long-term financial incentive to succeed.

The Company also has a 73% interest in the Rise and Shine project and holds other mining permits in New Zealand.

1.2

Cash and Financing

As of January 31, 2009 the Company had cash and cash equivalents of $8.0 million (April 30, 2008: $7.2m). The Company’s working capital position as at January 31, 2009 was $9.4 million.

The Company has entered into option agreements with a Korean Consortium and Mitsubishi and they are currently funding exploration on two of its properties located in Athabasca.  As of January 31, 2009, the Korean Consortium and Mitsubishi have funded $7.6 million out of a total of $19 million and $8.3 million amount out of a total of $11 million respectively.

The Global credit crisis is being felt in all economic sectors and the junior mining sector is being particular hard hit with plummeting shares prices and falling prices of the underlying metals and mineral prices.  However, the long-term price of uranium, on which over 70% of the industry sales are realized, has remained relatively stable. CanAlaska views itself as fortunate to have strong strategic relationships with it partners, particularly Mitsubishi and our Korean Consortium so that we can continue to advance two significant projects forward in these challenging economic times.  CanAlaska has also been conscious to maintain a reasonable treasury and is continually evaluating its projects in light of the current economic turmoil.

The Company believes that it has a sufficiently liquid treasury to maintain operations over the next twelve months without having to access the equity markets and is well positioned to weather the initial storm caused by the credit crisis.  The Company however remains in nature an exploration enterprise and will, at some point, need to seek additional financings either through equity offerings or strategic partnerships.

2.

MILESTONES AND PROJECT UPDATES

2.1

Milestones / Highlights – Quarter 3, 2009

•

MOU with East Resources Inc on North East Wollaston (Dec 2008)

•

Winter program commenced at Cree East ($2.1 million)

•

Winter program commenced at West McArthur ($1.9 million)

•

Manitoba Mineral Lease Acquired (Dec 2008)

In December 2008, the Company announced that it has entered into a Memorandum of Understanding ("MOU") with East Resources Inc. ("ERI") to undertake joint exploration for uranium on its 100%-owned North East Wollaston Project (the "Project"). Under the MOU, ERI may earn a 40% interest by undertaking a minimum of 100,000 metres of diamond drilling within 5 years. ERI may earn a 70% interest in the Project by undertaking a minimum of 50,000 metres of diamond drilling and successfully completing a feasibility study for a minimum economic reserve of 15 million pounds U3O8 and fully-financing the costs of mine construction. ERI may earn an 80% interest in the Project by undertaking a minimum of 50,000 metres of diamond drilling, successfully completing a feasibility study for a minimum economic reserve of 35 million pounds U3O8 and fully-financing the costs of mine construction. ERI may also earn an additional 15% interest in the Project to hold a cumulative 95% ownership by granting to CanAlaska a 5% gross revenue royalty from the production and sale of minerals.  The MOU carries an exclusivity provision of 90 days (subsequently extended to May 1, 2009), during which CanAlaska and ERI will finalize a definitive agreement.

In December 2008, the Company announced the appointment of Damian Towns as Chief Financial Officer, effective January 1, 2009, to help build the Company’s financial oversight and to strengthen the Company’s relationships with its strategic partners.

In December 11, 2008, the Company acquired Mineral Lease 209B in Manitoba from Santoy Resources Ltd. for 40,000 common shares, 500,000 warrants exercisable over one year at an exercise price of $0.50 and a 2% net smelter royalty.  Mineral Lease 209B rests in the central portion of the geologically-significant Wollaston Belt, host to the major uranium mines inside the Athabasca Basin.

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CanAlaska Uranium Ltd – MD&A January 31, 2009 Page 4 of 18

CanAlaska’s acquisition of this property now completes the Company’s holdings of the entire Wollaston Belt within the province of Manitoba.

2.2

Project Updates

Throughout this MD&A certain comparative figures have been reclassified to conform to the current period’s presentation

Overview

The Company currently has over 22 projects.  At Cree East with its Korean partners, the Company commenced its $2.1 million, 2 drill, 14-hole program comprising approximately of 7,000 metres of drilling. At West McArthur optioned to Mitsubishi, the Company commenced a $1.9 million, 5-hole exploration program, comprising approximately 4,600 metres of drilling. Both programs started in late January.

2.2.1

Cree East Project, Saskatchewan – Joint Venture with Korean Consortium

The Cree East project is a high-priority property located in the south-eastern portion of the Athabasca Basin, 35 km west of the formerly producing Key Lake mine and 5 to 22 km north of the south rim of the Athabasca Basin.  The project is comprised of 16 contiguous mineral claims totaling approximately 56,000 hectares.  A Korean Consortium (Hanwha Corp., Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co. Ltd.), in December 2007 agreed to spend $19 million on the properties to earn into a 50% interest in the Cree East project.

As at January 31, 2009, the Korean Consortium has contributed $7.6 million towards exploration of the project and holds a 30% ownership interest in both CanAlaska Korea Uranium Ltd. and the Canada-Korea Uranium Limited Partnership.  The following table summarizes the Korean Consortium spend and advances by quarter and life to date (“LTD”) expenditure on the project.  The table does not include a $0.6 million payment made directly to CanAlaska for Intellectual property associated with the project.

Table 2: ($000’s) - Cree East Project Korean Consortium Spend	Quarterly
	Q308	Q408	Q109	Q209	Q309	LTD
Consulting, Labour & professional fees	215	149	17	185	136	703
Drilling	8	623	9	973	14	1,627
Geophysics	1,016	25	24	161	15	1,241
Other	561	403	31	237	105	1,337
Reimbursement of costs and advances	(1,721)	(1,279)	-	(1,637)	(2,363)	(7,000)

Drill programs started on the project in late February 2008 and large zones of alteration were intercepted.  However, the Company experienced problems completing the majority of the drill holes because of extreme clay alteration and unconsolidated sands. Drilling re-commenced in mid-August, 2008 and up to October 31, 2008, 2,681 metres had been drilled with 275 samples being taken, in the most recent drill campaign.

The Company has received the results back from the Q209 drill program and they demonstrated the presence of several zones of faulting and alteration in the sandstone and in the basement indicating hydrothermal activity typical of unconformity uranium deposits.  The geophysics carried out in the summer completed earlier surveys and processing of the combined data together with the drilling results has resulted in a series of targets for drilling in 2009. The winter program commenced in January 2009, with a two drill, 14-hole program comprising a total of 7,000 metres planned at a cost of around $2.1 million. In the third quarter, the focus was on establishing the winter camps and mobilizing the exploration teams for the winter program.

2.2.2

West McArthur Project, Saskatchewan – optioned to Mitsubishi

The West McArthur project in the Athabasca Basin, Saskatchewan, has been optioned to Mitsubishi Development Pty Ltd, a subsidiary of Mitsubishi Corporation of Japan, whereby Mitsubishi can earn a 50% interest in the project by expending a minimum $10 million over 3½ years and paying a further $1 million to the Company upon completion.  As at January 31, 2009, Mitsubishi Development has contributed $8.3 million towards the exploration of the project. The West McArthur project is strategically located immediately west of the landholdings of the McArthur River Mine operated by Cameco Corp.

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CanAlaska Uranium Ltd – MD&A January 31, 2009 Page 5 of 18

Table 3: ($000’s) West McArthur Project	Quarterly							Nine Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q308	Q309
Consulting, Labour & professional fees	182	63	72	205	40	56	88	317	184
Drilling	493	2	-	390	-	-	22	495	22
Geophysics	106	171	143	516	-	4	2	420	6
Mitsubishi reimbursement	(1,127)	(846)	(764)	(1,057)	(62)	(310)	(244)	(2,737)	616
Other	321	366	317	297	15	358	177	1004	550

Several drill phases since 2006 have concentrated in the Northwest corner of the project where significant geophysical anomalies were discovered by airborne survey in December 2004.  To date, there have been 12 holes drilled on the project.  In the fourth quarter of 2008 (Winter/Spring 2007), five holes were drilled to test targets outlined by ongoing geophysical exploration.  One of these holes (WMA 010) intersected a significant zone of alteration including silicification, brecciation and clay alteration and mineralization in the basement (0.29% U3O8 over 0.5 metres). In early 2008, extensive detailed ground geophysical surveys were carried out over the current drill areas and in further areas of interest.  In the third quarter, the company mobilized its team and established a camp for a 5-hole exploration program comprising approximately 4,600 metres.

2.2.3

Poplar Project, Saskatchewan – Optioned to Mega Uranium

The Poplar project was staked by the Company in 2006 to cover all of the northern edge of the Athabasca Basin located between the Helmer and Lake Athabasca projects in the Province of Saskatchewan and comprises 28 claim blocks totaling approximately 111,000 hectares.

In 2007, the Company entered into agreements with Mega Uranium Ltd. to evaluate the area, and on October 1, 2007, Mega selected the Poplar area for option whereby Mega may acquire a 50% ownership interest in the Poplar project by issuing 100,000 shares (50,000 shares received) and funding of $6.0 million in exploration expenditures over a three year period.  The Company will act as the operator for the project until earn-in and will be responsible for carrying out all exploration activities.  In December 2008, Mega elected to terminate its option agreement on Poplar after having contributed a total of $2.8 million towards exploration expenditure

Table 4: ($000’s) Poplar Project	Quarterly							Nine Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q308	Q309
Consulting, Labour & professional fees	-	4	168	135	205	262	83	172	550
Drilling	-	-	-	-	-	-	-	-	-
Geophysics	-	433	123	408	266	255	37	556	558
Reimbursements	-	(456)	(378)	(553)	(623)	(665)	(95)	(834)	(1,383)
Cash option and shares received	-	(95)	-	-	-	(27)	-	(95)	(27)
Other	-	18	182	50	205	238	125	200	568

During the first nine months of the year the Company conducted 1,130 kilometres of prospecting and seismic geophysics over approximately 1,600 kilometres.  This work program has outlined uranium mineralization in basement rocks located north of the edge of Lake Athabasca, and indicated continuity of mineralized units and structural breaks associated with mineralizing systems further to the south into areas covered by the lake.  The airborne surveys and extensive geophysical seismic surveying in lake covered area have also shown a large number of anomalous conductive zones and structural breaks, which elsewhere are generally thought to be associated with mineralizing events.  Detailed analysis of the data is underway.  Included within other costs are capitalized costs in respect of Stock-based compensation.

On February 6th, 2008 the results from summer prospecting were announced whereby multiple zones of uranium mineralization were detailed in basement rocks, just north of the northern limit of the Athabasca sandstone. High gold and platinum values are associated with two of the showings.

2.2.4

Grease River Project, Saskatchewan – Optioned to Uranium Prospects

The Grease River project covers approximately 82,000 hectares in three separate claim blocks that extend from Bulyea River, north of Fond Du Lac, to Marytnuik Lake, north of Stony Rapids, and covers four geological domains.

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CanAlaska Uranium Ltd – MD&A January 31, 2009 Page 6 of 18

On April 10, 2007, the Company granted an option to Yellowcake plc to earn a 60% interest in the project.  Yellowcake may exercise its option to earn a 60% interest in the project by making payments, issuing shares and making exploration expenditures of $5 million.  In July 2007, CanAlaska consented to the introduction of Uranium Prospects plc as an additional earn-in partner.  Should the project reach commercial production, the Company will receive a 3% Yellowcake royalty, with the optionees having the right to purchase up to half of this royalty for $3 million.  As at January 31, 2009, Yellowcake/Uranium Prospects have contributed a total $1.7 million (an additional $0.8m is outstanding) towards exploration expenditures.

Table 5: ($000’s) Grease River	Quarterly							Nine Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q308	Q309
Consulting, Labour & professional fees	117	296	15	111	328	77	52	428	457
Drilling	-	-	-	-	-	-	-	-	-
Geophysics	4	-	-	240	191	-	-	4	191
Reimbursements	(250)	(876)	(84)	(275)	(817)	(115)	(59)	(1210)	(991)
Cash option and shares received	-	(75)	(3)	(10)	(75)	-	-	(78)	(75)
Other	381	328	391	212	165	39	77	1100	281

2.2.5

Key Lake Project, Saskatchewan – Optioned to Westcan Uranium

The Key Lake project comprises four mineral claims in three separate blocks totaling approximately 6,000 hectares located within 15 km of the formerly producing Key Lake mine.  On March 2, 2006, the Company optioned to Westcan Uranium Ltd. (“Westcan”) (formerly International Arimex Resources Inc.) up to 75% interest in the Key Lake project.  Westcan may, at its option, earn a 50 % interest in the property by making cash payments of $150,000 (received), issuing 300,000 shares (received) and making exploration expenditures of $2 million.  Westcan may elect to acquire an additional 10% interest by expending an additional $2 million on exploration, and may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 200,000 additional common shares, and expending a minimum of $500,000 per year on the Project.  The Company will act as the operator of the project until Westcan has a vested 60 % interest. Upon commercial production, the Company will receive a 3% net smelter royalty.  In the third quarter, the other line includes Stock-based Compensation charges.

Table 6: ($000’s) Key Lake Project	Quarterly							Nine Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q308	Q309
Consulting, Labour & professional fees	7	3	44	55	1	1	3	54	4
Drilling	-	-	11	151	-	1	-	11	1
Geophysics	-	-	-	-	3	-	-	-	3
Reimbursements / receipts	-	(5)	(147)	(353)	(5)	(43)	(3)	(152)	(51)
Cash option and shares received	-	-	-	(57)	-	-	-	-	-
Other	1	2	110	161	1	38	3	113	42

In summer 2006, 870 kilometres of detailed airborne EM and magnetic surveys were performed over the project area.  In winter 2007, three holes costing $150,868 were drilled on a conductor on one claim, providing one intersection of minor uranium mineralization (0.058% U3O8 over 1 metre), but with strong alteration and faulting.  In winter 2008, an additional target was drill-tested on another claim, returning highly-anomalous rare earths mineralization.  Further drilling is proposed. As at January 31, 2009, Westcan had contributed $0.8 million towards exploration expenditures. No significant exploration activity occurred at Key Lake during the first nine months of the fiscal year.

2.2.6

Cree West Project, Saskatchewan – Optioned to Westcan Uranium

The Cree West Project comprises a 100% interest in 4 mineral claims (approximately 13,000 hectares) located 70 km northwest of the Key Lake mine and between 25 and 57 km north of the south rim of the Athabasca Basin.  On April 24, 2006, the Company granted to Westcan an option to earn up to a 75% interest in the Cree West project.  Westcan can earn a 50% interest in the property by making cash payments of $150,000 (received), issuing 600,000 shares (received) and making $3.6 million of exploration expenditures. Westcan may elect to acquire an additional 10% interest by expending an additional $4 million on exploration within 2 years of

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CanAlaska Uranium Ltd – MD&A January 31, 2009 Page 7 of 18

vesting its 50% interest.  Westcan may elect to acquire a further 15% ownership, for a total of 75%, by completing a feasibility study within 2 years, issuing to the Company 400,000 additional common shares, and expending a minimum of $1 million on the project.

The Company will act as the operator of the project until Westcan has a vested 60% interest. Upon commercial production, the Company will receive a 3% net smelter royalty.  As at January 31, 2009, Westcan had contributed $0.8 million towards exploration expenditures.

Table 7: ($000’s) Cree West Project	Quarterly							Nine Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q308	Q309
Consulting, Labour & professional fees	5	10	9	1	2	2	-	24	4
Drilling	-	-	-	4	-	-	-	-	-
Geophysics	6	39	-	62	-	-	-	45	-
Reimbursements	(157)	(134)	(19)	(13)	(3)	(87)	-	(310)	(90)
Cash option and shares received	(50)	-	-	(64)	-	-	-	(50)	-
Other	17	57	66	196	-	86	2	140	88

An airborne magnetic and electromagnetic survey was carried out in 2006, and ground AMT surveys were carried out in early winter 2007 and 2008.  Drill testing has been recommended to determine the cause of the anomalous geophysical targets.

2.2.7

Fond Du Lac Project, Saskatchewan

On October 18, 2006, CanAlaska optioned the Fond Du Lac project from the Fond Du Lac Denesuline First Nation.  The project spans approximately 36,000 hectares and contains a uranium deposit with a historical (non 43-101 compliant) resource.  CanAlaska is required to spend $2 million in exploration to earn a 49% interest in the project.  In addition, the Company is also scheduled to pay the Fond Du Lac Denesuline First Nation as consideration $130,000 ($50,000 paid) and 300,000 shares (200,000 shares issued).

Table 8: ($000’s) Fond Du Lac Project	Quarterly							Nine Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q308	Q309
Consulting, Labour & professional fees	1	1	2	1	76	193	42	4	311
Drilling	-	-	-	-	119	242	16	-	377
Geophysics	-	-	-	6	5	80	141	-	226
Other	4	3	23	-	54	208	204	30	466

The Company received its exploration permit from Indian and Northern Affairs Canada on June 24, 2008, and immediately prepared a select program of drill testing in and around areas of historical drill exploration.  In July and August, 2008, the Company carried out preliminary drill programs in the vicinity of the zone of known uranium mineralization.  In mid-September the company released the first drill results from the program, confirming good uranium mineralization and significant response from ongoing geophysical surveys over the target area.

During the second quarter of 2009, the Company undertook over 2,500 kilometres of airborne geophysics and over 630 kilometres of prospecting.  The Company also completed a 1,300 metre drill program.  The results from the geophysics and drill program indicate the potential for further zones of uranium mineralization within the vicinity of the known mineral deposit.  Additionally the drill program intercepted fault structures and hematite alteration zones in the basement rocks underlying the target area, indicating the potential for basement hosted uranium mineralization.   In January 2009, the Company announced a $500,000 exploration program comprising 2,000 metres of drilling and geophysics.  Other costs for Quarter three include camp costs from Q209 of approximately $54,000, other also includes Stock-based compensation charges of $93,000.

2.2.8

Helmer, Saskatchewan

The Helmer Project comprises a contiguous block of 19 mineral claims totaling approximately 60,000 hectares in the central part of the north rim of the Athabasca Basin west of and south of Fond Du Lac, and 50 km southeast of Uranium City.

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CanAlaska Uranium Ltd – MD&A January 31, 2009 Page 8 of 18

Table 9: ($000’s) Helmer Project	Quarterly							Nine Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q308	Q309
Consulting, Labour & professional fees	127	182	9	252	26	7	12	318	45
Drilling	201	768	172	30	-	(10)	-	1,141	10
Geophysics	56	254	209	(151)	1	24	-	519	25
Other	379	631	62	115	11	7	12	1,072	30

In summer 2007, CanAlaska drill-tested two targets on the project with eight drill holes at a cost of $742,273.  The shallowest holes intercepted the unconformity at 200-250 metres depth, exhibited limited alteration, but elevated uranium background levels.  Further geophysical modeling was carried out at the end of the field season, and more drilling is expected on these targets.  The Company is actively marketing this project for third party option to support a more extensive drill program.

2.2.9

Lake Athabasca, Saskatchewan

The Lake Athabasca project comprises 13 contiguous mineral claims totaling approximately 49,000 hectares, chiefly on Lake Athabasca, southwest of Uranium City and the former producing Gunnar Mine.  Islands south of Crackingstone Peninsula comprise about 8% of the property area.

Table 10: ($000’s) Lake Athabasca	Quarterly							Nine Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q308	Q309
Consulting, Labour & professional fees	244	213	(114)	492	52	18	1	343	71
Drilling	340	-	5	508	-	-	-	345	-
Geophysics	15	162	104	117	9	8	(18)	281	(1)
Other	393	323	(453)	935	18	29	3	263	50

Drilling began in winter 2007.  These holes confirmed the existence of uranium mineralizing events over a considerable area of the unconformity in this area and at Grouse Island, 3.5 km to the SE.  The negative numbers in Q308 relate to a transfer between Poplar and Lake Athabasca.  In early winter 2008, the Company completed five more holes at three new targets near Johnston Island.  Two holes targeted uranium mineralization in basement intrusive rocks.  Holes near Johnston Island focused on known mineralized zones.  The third target south of Johnston Island defined a very prominent geophysical target that has now been shown as related to a large local uplift in the unconformity.  Additional drilling is currently being considered.

2.2.10

NE Wollaston Project, Manitoba

NE Wollaston comprises approximately 171,000 hectares which straddles the Saskatchewan-Manitoba border and lies between 90 and 170 km northeast along the Wollaston trend of basement formations hosting uranium deposits which include Rabbit Lake, Collins Bay B and Eagle Point Mines.  The geological targets across the NE Wollaston project match the styles of mineralization reported from basement-hosted mineral deposits further south in the Athabasca Basin.  There is clear observation of late replacement pitchblende mineralization in vein zones, fractures, and as disseminations in host rocks.  There is also evidence of more-disseminated mineralization across stratigraphic horizons, and multitudes of pegmatitic intrusive events, many of them containing primary uranium mineralization, or with brecciation and later uranium mineralization.

In 2004, CanAlaska acquired the mineral leases in the area and began systematic prospecting and lake sediment sampling. With encouraging results, this continued in 2006 with airborne surveys, systematic prospecting, geochemical and geophysical surveys.  The highlight was the discovery of extensive uranium-mineralized belts, either within, or cutting across all rock types in the area. The Company aborted drill testing of initial targets in early 2007 due to drill contractor difficulties.  However, further detailed work was carried out in the Summer of 2007 on each of the current targets as well as on additional preliminary targets for a total cost of $1,601,927.  In early 2008, the Company released details of 1,620 higher-grade uranium samples, taken from 47 separate zones with extensive boulder dispersion trains and surface uranium mineralization.

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CanAlaska Uranium Ltd – MD&A January 31, 2009 Page 9 of 18

Table 11: ($000’s) NE Wollaston	Quarterly							Nine Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q308	Q309
Consulting, Labour & professional fees	252	159	117	128	15	29	4	528	48
Drilling	-	-	-	-	-	-	-	-	-
Geophysics	5	4	3	-	3	1	-	12	4
Other	268	524	40	101	-	(2)	22	832	20

Further exploration on the project awaits the conclusion of land use consultations between the Government of Manitoba and local First Nations communities.  The Company is assisting the Government in its efforts and is also in discussions with local communities in an endeavor to re-commence operations in the near future.  The permit area in Saskatchewan has been replaced by staked claims which the Company has retained for further exploration.

On December 10, 2008, the Company entered into a MOU with East Resources for the exploration and development of the Manitoba portion of this project (refer to section 2.1)

2.2.11

Black Lake, Saskatchewan

In December 2006, the Company acquired from the Black Lake Denesuline First Nations an option to earn a 49% interest in the Black Lake project.  To earn its interest the Company must pay 130,000 ($50,000 paid; July 2010: $40,000; July 2011: $40,000), issue 300,000 shares (200,000 issued; July 2010: 50,000; July 2011: 50,000) and incur exploration expenditures of $2 million ($0.4m incurred; Jul 2010: $0.7m; Jul 2011: $1.2m; Jul 2012: $2.0m)

Table 12: ($000’s) Black Lake	Quarterly							Nine Months Ended
	Q108	Q208	Q308	Q408	Q109	Q209	Q309	Q308	Q309
Consulting, Labour & professional fees	5	15	10	5	25	98	31	30	154
Drilling	-	-	-	-	-	-	-	-	-
Geophysics	4	37	-	34	3	-	-	41	3
Other	4	40	22	34	4	51	76	66	131

During the first six months the Company undertook approximately 640 kilometres of prospecting. For the third quarter, other includes linecutting of $28,000 and camp cost of $12,000.

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CanAlaska Uranium Ltd – MD&A January 31, 2009 Page 10 of 18

2.2.12

Other Projects

For a full description of the Company’s other projects reference should be made to the Company’s website at www.canalaska.com

Table 13 Other projects update	Status	Recent work undertaken
Waterbury project	High priority - Seeking Venture Partner	3 drill targets have been identified these claims
Hodgson	High priority - Seeking Venture Partner	Initial assessment completed
McTavish	Seeking Venture Partner	Property recently re-staked
Moon	Seeking Venture Partner	Geophysics planned for 2009
Alberta	Seeking Venture Partner	Viable drill targets identified
Arnold	Seeking Venture Partner	Initial airborne and ground surveys completed
Camsell	Seeking Venture Partner	Initial assessment completed
Carswell	Seeking Venture Partner	Initial assessment completed
Ford	Seeking Venture Partner	Initial assessment completed
Kasmere		Exploration permits pending
Misty	Optioned to Great Western Minerals Group	Land use consultations ongoing with local First Nations Communities
Rainbow Hill	Optioned to District Gold in October 2008	No significant work undertaken
Voisey’s Bay East “VB1”	JV Operated by Columbia Yukon	Recent Airborne Survey by Columbia Yukon
Voiseys Bay South “VB2”	Recent termination by optionee JV With Columbia Yukon	Airborne and ground surveys undertaken
Zeballos Project	Seeking Venture partner	43-101 report commissioned
Glitter Lake	Disposed	Field work carried out
Rise and Shine, NZ	Under Joint Venture with Oceana Gold	Last drill program 2006
Other NZ Properties	Status currently being reviewed, Reefton project optioned to Kent Exploration	Drill program March 2007

On February 9th, the Company announced Kent Exploration Inc. entered into a 5-year Option Agreement to acquire a 70% interest in the Reefton Project, (EP 40 677) of South Island, New Zealand.  Under the agreement, $5,000 is payable on execution and $3,500,000 in exploration expenditures on the project over the five year option period, with $100,000 in immediate exploration expenditures, $1,150,000 of expenditures to be made before the end of the third anniversary of the agreement, $2,250,000 of expenditures to be made before the end of the fifth anniversary of the agreement and the issuance of 2,000,000 Kent common shares, of which 500,000 common shares are to be issued on or before the end of the first anniversary of the Agreement, 500,000 on or before the third anniversary of the Agreement and 1,000,000 on or before the end of the fifth anniversary of the Agreement.

3.

FINANCIAL POSITION

 During the third quarter the company reviewed its accounting treatment of the CKU Partnership and as a result now fully consolidates it under the variable interest entities rules which has resulted in a retrospective restatement to the opening balance sheet (refer to section 7.5).

3.1

Cash and Working Capital

Table 14: ($000’s) Cash and Working Capital	Apr-08 (restated)	Jan-09
Cash and cash equivalents	$7,376	$7,990
AR and prepaids	2,121	2,010
AP and accruals	(2,619)	(590)
Net working capital	$6,878	$9,410

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CanAlaska Uranium Ltd – MD&A January 31, 2009 Page 11 of 18

For analysis and discussion of the movement in cash and cash equivalents reference should be made to section 5 of this MD&A. Included within cash and cash equivalents are $2.1 million in funds from the CKU Partnership which are dedicated to the Cree East project. In addition, certain advances from optionees and proceeds from flow-through financing are also included within cash and can equivalents. Relevance should be made to note 5 of the financial statements for further details.

Included within Accounts Receivable is approximately $0.8 million for reimbursements outstanding from the Uranium Prospects option agreement on the Grease River property.  The Company has granted Uranium Prospects an extension to its obligation to fund this expenditure and is currently working with them to restructure the option agreement. Should this amount not be recoverable it represents valid exploration expenditure and will be capitalized to the Company’s carrying value of Grease River.

The decrease in Accounts payable can be attributed to the drill program and geophysics program that was undertaken in the fourth quarter on the Cree East and Lake Athabasca that remain unpaid at year end ($505,000) and geophysics ($670,000) undertaken at West McArthur and Alberta.

3.2

Other Assets and Liabilities

Table 15: ($000’s) Other Assets and Liabilities	Apr-08 (restated)	Jan-09
Available-for-sale securities	$882	$245
Property, plant and equipment	887	823
Mineral property interests	31,391	36,321
Reclamation bonds	711	281
Future income tax liability	(1,376)	(1,376)
Non-controlling interest	$(3,600)	$(7,600)

During the second quarter (October 2008), the Company recorded a permanent impairment on a number of its investments and wrote the balances down to their markets values.  The decline in market values is due to the current economic crisis that is impacting almost every company.

Deferred costs on mineral property increased $4.9 million principally. For a full analysis of exploration expenditure please refer to section 2.

Reclamation bonds decreased principally as a result a refund from the Saskatchewan Government after the completion of the Lake Athabasca program started in the previous year.

The Non-controlling interest has arisen due to the change in accounting treatment of the CKU Partnership (refer to section 7.5).  The amount represents the total funding from our Korean partners for their contributions towards the partnership.  It also includes $0.6 million that was contributed for Intellectual Property during the formation of the Partnership that was purchased from CanAlaska. During the year, the Koreans’ have committed $4.0 million in funding for the Cree East project.

3.3

Equity and Financings

Table 16: ($000’s) Shareholders’ Equity	Apr-08 (restated)	Jan-09
Common shares	$54,079	$57,114
Contributed surplus	5,392	7,420
Accumulated other comprehensive income	166	(48)
Deficit	(23,864)	(26,382)
Total shareholders equity	$35,773	$38,104

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CanAlaska Uranium Ltd – MD&A January 31, 2009 Page 12 of 18

Table 17: Equity Instruments	Apr-08	Jan-09
Common shares outstanding	125,869,814	137,733,650
Options outstanding
Number	16,898,500	22,019,000
Weighted average price	$0.46	$0.37
Warrants outstanding
Number	12,380,495	5,806,918
Weighted average price	$0.57	$0.50

Equity instruments

As of March 30, 2009 the Company had 137,783,650 common shares outstanding.

During the first nine months of the year the Company issued a total of 11,863,836 common shares, 11,363,836 of these shares were associated the flow-through private placement discussed below, 300,000 stock options were exercised, and 200,000 common shares were issued for property acquisition (Fond Du Lac and Black Lake).  During the same period, 7,230,000 options were granted at an average price of $0.16 and 1,809,500 options were cancelled or expired.

During the first nine months of the year, 10,922,660 flow-through private placement units were issued for gross proceeds of $3,713,704 and must be spent on Canadian mineral exploration expenditures.

During the first nine months of the year, 300,000 options were exercised for gross proceeds of $30,000 and will be used to fund ongoing general and administrative costs.

4.

EXPENDITURES REVIEW

	Quarterly							Nine Months Ended Q308 Q309
Table 17: ($000’s) Expenditures summary	Q108	Q208	Q308	Q408	Q109 (restated)	Q209 (restated)	Q309
Revenue	-	-	-	-	-	-		-	-
Consulting, labour & prof. fees (A)	398	217	427	432	150	294	327	1,042	771
Depreciation and amortization	-	-	-	188	53	54	57	-	164
Foreign Exchange gain	-	-	-	-	(27)	(120)	49	-	(98)
Future income tax recovery	-	-	-	(841)	-	-	-	-	-
Insurance, licenses & filing fees	27	116	17	51	21	65	(46)	160	40
Interest income	(41)	(91)	(54)	(52)	(51)	(44)	(27)	(186)	(122)
Management fee income	-	-	(608)	117	(145)	(65)	210	(608)	-
Other Income	(114)	(276)	(28)	-	-	-	-	(418)	-
Mineral Property write down	-	-	-	960	10	-	-	-	10
Office costs	59	100	88	104	88	92	137	247	317
Other	(4)	4	-	6	(180)	29	(5)	0	(156)
Shareholder relations costs	115	100	92	35	17	17	20	307	54
Stock-based compensation	123	-	600	372	372	382	347	723	1,101
Travel and accommodation	59	65	22	66	9	41	19	146	69
Write-down of available-for-sale securities	-	(15)	-	(106)	1	327	40	(15)	368
Net loss	622	220	556	1,332	318	1,072	1,128	1,398	2,518
Loss Per Share	0.01	-	-	0.01	-	0.01	0.01	0.01	0.02

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CanAlaska Uranium Ltd – MD&A January 31, 2009 Page 13 of 18

Consulting, labour & professional fees were significantly higher in the fourth quarter of 2008 as the Company incurred legal costs in excess of $260,000 due in part from the legal costs associated with the Cree East agreement.  The increase from Q109 to Q209 is principally due to an under accrual in Q109.

Depreciation and amortization were not previously being recorded on a quarterly basis prior to the fourth quarter 2008.

Future income tax recovery results from the renouncement of tax losses on flow-through financings, Canadian GAAP only permits the recognition of the losses after renouncement and therefore the Company will not recognize any future income tax recovery until the fourth quarter of 2009.  During the first six months the Company completed a flow-through financing (refer to section 3.3)

In the fourth quarter of 2008, the Company recognized a gain on sale on disposition of some of the Company’s available-for-sale securities.  During the second quarter of 2009 the Company reviewed a number of its available-for-sale in light of the current economic environment and recorded a permanent impairment in the statement of loss and deficit.  As a result all of the previous recorded fair value adjustments for these securities that flowed through other comprehensive income were reversed. The Company took a further write-down on certain investments in the third quarter.

Insurance charges are negative for the quarter as a result of allocations to our projects.

Management fees are derived from operator fees associated with mineral properties that are optioned to venture partners. They are first recovered against our indirect costs and them against income.  The debit for the current period represents a reversal of previous management fees to recover indirect costs.

In the fourth quarter of 2008, the Company recorded a write down on the Cree East project as a result of the agreement reached with the Korean Consortium.

Shareholder relations expenses were significantly higher in the prior year as a result of promotional activities, such as the 21st Century Business Report and attendance at numerous trade shows, the Company has consciously reduced these activities due to the current economic environment.

5.

CASHFLOW REVIEW

For the three months ended January 31, 2009, cash outflow from operations, after non-cash working capital movements, was $1.7 million (Q308: $0.2m), which is consistent with the net loss for the period.  Proceeds from financing activities for the quarter ended January 31, 2009, $2.3 million (Q308: $1.7m) which was all related to the contribution from Korean Consortium. Cash outflow from investing activities was $0.4 million for the three months ended January 31, 2009 (Q308: outflow $1.0m) as the Company continued to invest in the Saskatchewan properties.

For the nine months ended January 31, 2009, cash outflow from operations, after non-cash working capital movements, was $0.9 million (PY: $0.3m), is consistent with the net loss for the period. Proceeds from financing activities during the first nine months of 2008 of $8.7 million (PY: $8.7m) which stemmed from the flow-through financing completed in May 2008 and the contribution to our Korean joint venture. Cash outflow from investing activities was $7.2 million for the nine months ended January 31, 2009 (PY: $9.5m) as the Company continued to invest in the Saskatchewan properties.

As of January 31, 2008, the Company had $8.0 million (April 30, 2008: $7.4m) in cash and cash equivalents

As of February 28, 2009, the Company had cash and cash equivalents of $7.3 million.

6.

OUTLOOK

Although the current economic crisis is significantly impacting all businesses and industries the Company remains positive about its opportunities in the coming six months.  Our major partners, the Korean Consortium and Mitsubishi, continue to earn in to Cree East and West McArthur respectively and the winter programs are scheduled.

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CanAlaska Uranium Ltd – MD&A January 31, 2009 Page 14 of 18

The Korean Consortium to date has spent $7.6 million of a total of $19 million to earn into the Cree East property and Mitsubishi to date has spent $8.3 million of a total of $10 million to earn into the West McArthur project

The Winter 2009 exploration is well underway at Cree East, West McArthur, Fond Du Lac and Black Lake projects.   At Cree East a $2.1 million, 2-drill, 14-hole program comprising a total of 7,000 metres of drilling will investigate two distinct alteration zones on the property. The current program seeks to follow-up on anomalous results obtained from previous drilling in Winter and Summer 2008, as well as waterborne seismic, IP-resistivity and other geophysical surveys performed in Summer 2008 and earlier.  Previously, the Company announced a successful Winter drilling program conducted in March and April 2008 which identified intense alteration zones in the cores of all drill holes - CRE-001 and CRE 002 at site A and CRE-003 to CRE-007 at site C. These two zones show strong hydrothermal mineralizing systems coincident with airborne and ground geophysical anomalies. Intense fracturing in the rock and clay alteration forced the drillers to abandon five of the seven winter drill holes before reaching the basement. These lake-covered targets will be re-addressed in the current drill program, and drilling is expected to successfully test the lower sandstone intervals and basement rocks in this immediate area.

The subsequent Summer 2008, 2,500 metre drill program targeted land-based zones of strong geophysical response. This program intercepted additional zones of clay alteration and anomalous uranium mineralization, and additional drilling will test these zones during this winter.

At West McArthur a $1.9 million, 5-hole exploration program, comprising a total of 4,600 metres of drilling together with correspondent TDEM geophysical surveys, will test a previously-undrilled zone located in the southern region of the project. In this new area, airborne surveys, ground-based AMT, magnetic and EM surveys have identified a new, well-defined, but variably-conductive zone approximately 4 km in length, associated with apparent alteration in the sandstone column. This winter's drilling will test multiple zones along the 4 km trend.

At Fond Du Lac, a $500,000 exploration program comprising 2,000 metres of drilling and geophysics will further test multiple gravity and chargeability targets identified in the vicinity of the historic Fond Du Lac uranium deposit.  In 2008, the Company carried out reconnaissance work and the first drill sampling of the deposit since the late 1970's. The first drill holes through the eastern end of the mineralized zone intercepted significant intervals of mineralized sandstone above the unconformity. Below the unconformity, the drillholes intercepted hematitic alteration zones with similarities to typical feeder zones for classical unconformity style deposits.

The Company is also preparing for drilling at the Black Lake project, where surface prospecting in August and September provided strong encouragement for discovery.  Drilling will be dependent on the completion of surface geophysics, and drill logistics.

After the completion of the MOU in December, the Company is confident of establishing a strategic partnership with the principals of East Resources, Inc. who also are the controlling shareholders of Allway Minerals and Science Technology Co. Ltd, (“Allway”) a private enterprise with its headquarters based in Xian, China.  Upon completion, this agreement will enable to the Company in conjunction with Allway personnel to evaluate known uranium mineralized zones, and significantly advance the NE Wollaston property.  The Company is working towards a definitive agreement before May 1, 2009.

The Company will continue to focus its energies and treasury to ensure that it can work through the current economic downturn.  The Company, with its partnerships, prospective drill programs, and a well-established exploration and support team, is well positioned to take advantage of the opportunities that exist in the Athabasca Basin.

The Company believes that it has a sufficiently liquid treasury to maintain operations over the next twelve months without having to access the equity markets and is well positioned to weather the initial storm caused by the credit crisis.  The Company, however remains in nature an exploration enterprise and will, at some point, need to seek additional financings either through equity offerings or strategic partnerships.

7.

CRITICAL ACCOUNTING ESTIMATES

For a full version of the risks and critical accounting estimates and policies reference should be made to the Company’s Management Discussion and Analysis and audited financial statements for the year ended April 30, 2008, which are available on the Company’s website at www.canalaska.com

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CanAlaska Uranium Ltd – MD&A January 31, 2009 Page 15 of 18

7.1

Financing

Management believes that the funds on hand at January 31, 2009 are sufficient to meet corporate, administrative, exploration activities for the next twelve months given the continuing funding from our joint venture partners.  Should management be successful in its coming exploration programs it may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its projects.

7.2

Future Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board ("AcSB") in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

7.3

Disclosure Controls and Internal Control Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the Canadian Securities Administration, as at January 31, 2009. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management in its opinion has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.  The Canadian Securities Administrators do not require any certification on the effectiveness of these controls at this time.

There have been no changes in the Company’s internal control over financial reporting during the period ended January 31, 2009, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

7.4

Forward Looking Statements

Certain statements included in this “MD&A” constitute forward-looking statements, including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This MD&A contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Information concerning the interpretation of drill results also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. The estimates, risks and uncertainties described in this MD&A are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the Company’s forward-looking statements. In addition, any forward-looking statements represent the Company’s estimates only as of the date of this MD&A and should not be relied upon as representing the Company’s estimates as of any subsequent date. The material factors and assumptions that were applied in making the forward-looking statements in this MD&A include: (a) execution of the Company’s existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or if new information arises which makes it prudent to change such plans or programs; and (b) the accuracy of current interpretation of drill and other exploration results, since new information or new interpretation of existing information may result in changes in the Company’s expectations. Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

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CanAlaska Uranium Ltd – MD&A January 31, 2009 Page 16 of 18

7.5

Changes in Accounting Policy

There were no changes in significant accounting policies of the Company for the nine months ended October 31, 2008, except as noted below.  Reference should be made the Company’s April 30, 2008 Management Discussion and Analysis for a full listing of the Company’s significant accounting policies.

CKU Partnership

During the third quarter the Company reviewed its accounting policy in respect of the Canada-Korea Uranium Limited Partnership (“CKU Partnership”) and CanAlaska Korea Uranium Limited (“CKUL”).  Under the previous accounting treatment the Company proportionately consolidated the financial statements of CKU Partnership and CKUL.

Under Canadian GAAP (Accounting Guideline 15 – Consolidation of Variable Interest Entities) the Company must consider its initial decision to consolidate when the variable interest entity (CKU Partnership) issues new variable interests.  During the year, additional contributions totalling $5.3 million have been received from our partners.  These contributions combined with the recent activity undertaken suggest that the funds available are not sufficient to fully develop the property and has lead the Company to apply the principles of Accounting Guideline 15 and fully consolidate both the CKU Partnership and CKUL.

The Company has adopted this change retrospectively as is encouraged under Accounting Guideline 15 and therefore the balance sheet of the Company as at April 30, 2008 has been restated:

Increase (Debit)

Cash and cash equivalents

$211,770

Increase (Debit)

Restricted cash

$12,846

Decrease (Credit)

Accounts Receivable

$(222,383)

Increase (Debit)

Mineral Properties

$358,344

Increase (Credit)

Non-controlling interest

$(3,600,000)

Decrease (Debit)

Contributed Surplus

$3,194,713

Decrease (Debit)

Retained Earnings

$44,170

Section 1535 – Capital Disclosures

Effective May 1, 2008, the Company adopted CICA Handbook Section 1535, Capital Disclosure. This section establishes standards for disclosing information about the Company’s capital and how it is managed. Disclosures required by this standard are included in note 10 of the financial statements.

Section 3862 – Financial Instruments - Disclosures

Effective May 1, 2008, the Company adopted CICA Handbook section 3862, Financial Instruments - Disclosures. This section requires the Company to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the Company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Disclosures required by this standard are included in note 14 of the financial statements.

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CanAlaska Uranium Ltd – MD&A January 31, 2009 Page 17 of 18

8

SUMMARY OF FINANCIAL POSITION AND PERFORMANCE

The following table sets out a summary of the Company’s results.

Table 16: ($000’s) Summary of Financial Position and Performance
Statement of Loss and Deficit	Q407	Q108	Q208	Q308	Q408 (restated)	Q109 (restated)	Q209 (restated)	Q309
Revenue	-	-	-	-	-	-	-	-
Other Expenses
Consulting, labour & professional fees	210	398	217	427	432	150	294	327
Depreciation and amortization	75	-	-	-	188	53	54	57
Foreign exchange gain	93	-	-	-	-	(27)	(120)	49
Future income tax recovery	(1,173)	-	-	-	(841)	-	-	-
Insurance, licenses & filing fees	31	27	116	17	51	21	65	(46)
Interest income	(169)	(41)	(91)	(54)	(52)	(51)	(44)	(27)
Management fee income	(440)	-	-	(608)	117	(145)	(65)	210
Other Income		(114)	(276)	(28)	-	-	-
Mineral Property Write down	1,614	-	-	-	960	10	-	-
Office costs	48	59	100	88	104	88	92	137
Other	(324)	(4)	4	-	6	(180)	29	(5)
Shareholder relations costs	85	115	100	92	35	17	17	20
Stock-based compensation	217	123	-	600	372	372	382	347
Travel and accommodation	62	59	65	22	66	9	41	19
Write-down of available-for-sale securities	(31)	-	(15)	-	(106)	1	327	40
Net Loss	298	622	220	556	1,332	318	1,072	1,128
Basic and diluted loss per share	0.02	0.01	--	---	0.01	- -	0.01	0.01

Financial Position
Assets
Cash and cash equivalents	10,076	6,424	8,618	9,117	7,376	10,546	7,702	7,990
Accounts receivable and prepaid expenses	3,143	587	1,493	1,649	2,121	2,040	1,307	2,010
Total Current Assets	13,219	7,011	10,111	10,766	9,497	12,586	9,009	10,000
Available-for-sale securities	611	611	609	612	882	676	251	245
Reclamation bond	678	676	680	680	711	711	280	281
Property, plant and equipment	329	400	886	932	887	860	837	823
Mineral property interests	18,370	21,825	26,210	25,525	31,391	32,439	35,585	36,321
Other assets
Total Assets	33,207	30,523	38,496	38,515	43,368	47,272	45,962	47,670
Liabilities
Accounts payable and accruals	1,334	65	304	267	2,619	1,499	630	590
Future income tax liability	946	-	946	946	1,376	1,376	1,376	1,376
Total Liabilities	2,280	65	1,250	1,213	3,995	2,875	2,006	1,966

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CanAlaska Uranium Ltd – MD&A January 31, 2009 Page 18 of 18

Table 16: ($000’s) (continued) Summary of Financial Position and Performance (continued)
	Q407	Q108	Q208	Q308	Q408 (restated)	Q109 (restated)	Q209 (restated)	Q309
Non-Controlling Interest					3,600	5,280	5,280	7,600
Shareholders’ Equity
Common shares	48,864	48,894	55,901	55,913	54,079	57,000	57,114	57,114
Contributed surplus	3,153	3,275	3,275	3,875	5,392	6,451	6,922	7,420
AOCI	-	-	-	-	166	19	(106)	(48)
Deficit	(21,089)	(21,711)	(21,930)	(22,487)	(23,864)	(24,353)	(25,254)	(26,382)
Total Shareholders’ Equity	30,928	30,458	37,246	37,301	35,773	39,117	38,676	38,104
Total Liabilities and Equity	33,207	30,523	38,496	38,515	43,368	47,272	45,962	47,670

Weighted average # of shares (000’s)	86,920	107,758	109,788	125,521	125,870	135,636	137,642	137,734
Working Capital	11,885	6,946	9,807	10,499	6,878	10,716	8,375	9,410

Cash flows from:
Operating activities	(2,421)	(157)	60	(155)	(2,136)	(903)	1,612	(1,658)
Financing activities	8,385	30	7,007	12	7,158	3,291	3,109	2,320
Investing activities	(325)	(3,525)	(4,872)	642	(7,946)	617	(7,400)	(374)
Net increase (decrease) in cash	5,638	(3,652)	2,195	499	2,924	3,005	(2,679)	288

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